EXHIBIT 99.1

News Release dated November 8, 2018, Suncor supportive of hosting 2026 Olympic and Paralympic Winter Games in Calgary

News Release

FOR IMMEDIATE RELEASE

Suncor supportive of hosting 2026 Olympic and Paralympic Winter Games in Calgary

Calgary, Alberta (Nov. 8, 2018) – Suncor, and its Petro-Canada brand, today affirmed support of the City of Calgary’s bid to host the 2026 Olympic and Paralympic Winter Games. As a long-standing supporter of Canadian athletes, coaches and their families, Suncor believes that this bid offers a chance to come together to create an exciting legacy for Calgary and area, the place we proudly call home.

“The Games and our Team Canada athletes capture people’s imaginations, ignite an unparalleled sense of pride and provide an opportunity to unite communities across our country,” said Steve Williams, president and chief executive officer, Suncor. “Through our support of Canadian athletes and coaches, I have been fortunate to be at a number of Games. When I attend, I’m inspired by the energy and leave the Games moved by the commitment of our athletes and hopeful about the future of Canada. This is, in part, why I support Calgary’s bid.”

In 1988, with our involvement in the Olympic Torch Relay, we saw first-hand the power that a “home games” has to bring people together across Canada for a common goal and vision. This spirit was renewed in 2010 when Vancouver hosted the Games. “Calgary is a city of action. We have a strong volunteer history and we’ve shown the world that we are more than up to the challenge,” added Williams.

For more than 30 years, Suncor, through the Petro-Canada brand, has continued its unwavering support through:

•                 Fuelling Athlete and Coaching Excellence (FACETM) program – since 1988, Petro-Canada has supported more than 3,000 athlete and coach parings, providing more than $11 million in support

•                Canadian Athlete Family program – offering families an opportunity to see their loved ones compete at the Olympic and Paralympic Games

•                Tier 1 National Partner of the Vancouver 2010 Olympic and Paralympic Winter Games – keeping athletes, officials, organizers and fans moving between venues to watch Team Canada compete on the world’s stage in our own backyard

The organization continues its commitment today, having extended its partnership with the Canadian Olympic and Paralympic Teams and the Coaching Association of Canada to 2024.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates more than 1,500 retail stations and 290 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for 30 years. For more information, visit petro-canada.ca.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com